Ceasing Control of Credit Suisse Commodity Return Strategy Class A

As of April 30, 2010, American Enterprise Investment Svc ("Shareholder") owned 0 shares of the Fund. As of October 31, 2010, Shareholder owned 34,410,422.107 shares of the Fund, which represented 44.43% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund